UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Ruth’s Hospitality Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number)

SCOTT I. ROSS

HILL PATH CAPITAL LP

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,818,550
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,818,550
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,818,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,818,550
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,818,550
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,818,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,818,550
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,818,550
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,818,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		152,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

152,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		152,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

152,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		152,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

152,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,971,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,971,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,971,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IA, PN

8

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,971,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,971,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,971,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,971,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,971,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,971,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 783332109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Hill Path Capital Partners II LP, a Delaware limited partnership (“Hill Path Capital II”), with respect to the Shares directly and beneficially owned by it;
(ii)	Hill Path Capital Partners II GP LLC, a Delaware limited liability company (“Hill Path GP II”), as the general partner of Hill Path Capital II;
(iii)	Hill Path Investment Holdings II LLC, a Delaware limited liability company (“Hill Path Investment Holdings II”), as the managing member of Hill Path GP II;
(iv)	Hill Path Capital Partners III LP, a Delaware limited partnership (“Hill Path Capital III”), with respect to the Shares directly and beneficially owned by it;
(v)	Hill Path Capital Partners III GP LLC, a Delaware limited liability company (“Hill Path GP III”), as the general partner of Hill Path Capital III;
(vi)	Hill Path Investment Holdings III LLC, a Delaware limited liability company (“Hill Path Investment Holdings III”), as the managing member of Hill Path GP III;
(vii)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of each of Hill Path Capital II and Hill Path Capital III;
(viii)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and
(ix)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings II, Hill Path Investment Holdings III, Hill Path and Hill Path Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 32nd Floor, New York, New York 10155.

11

CUSIP No. 783332109

(c)       The principal business of each of Hill Path Capital II and Hill Path Capital III is investing in securities. The principal business of Hill Path GP II and Hill Path GP III is serving as the general partner of Hill Path Capital II and Hill Path Capital III, respectively. The principal business of Hill Path Investment Holdings II and Hill Path Investment Holdings III is serving as the managing member of Hill Path GP II and Hill Path GP III, respectively. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of each of Hill Path Capital II and Hill Path Capital III. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. Mr. Ross is the managing partner of each of Hill Path Investment Holdings II, Hill Path Investment Holdings III, Hill Path and Hill Path Holdings.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ross is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Hill Path Capital II and Hill Path Capital III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 2,818,550 Shares beneficially owned by Hill Path Capital II is approximately $44,961,673, excluding brokerage commissions. The aggregate purchase price of the 152,500 Shares beneficially owned by Hill Path Capital III is approximately $2,641,485, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,322,588 Shares outstanding, as of April 25, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 6, 2022.

A.	Hill Path Capital II
(a)	As of the close of business on May 24, 2022, Hill Path Capital II beneficially owned directly 2,818,550 Shares.

Percentage: Approximately 8.2%

12

CUSIP No. 783332109

(b)	1. Sole power to vote or direct vote: 2,818,550
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,818,550
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path Capital II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Hill Path GP II
(a)	Hill Path GP II, as the general partner of Hill Path Capital II, may be deemed the beneficial owner of the 2,818,550 Shares owned by Hill Path Capital II.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 2,818,550
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,818,550
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP II has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Hill Path Capital II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Hill Path Investment Holdings II
(a)	Hill Path Investment Holdings II, as the managing member of Hill Path GP II, may be deemed the beneficial owner of the 2,818,550 Shares owned by Hill Path Capital II.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 2,818,550
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,818,550
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings II has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Hill Path Capital II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Hill Path Capital III
(a)	As of the close of business on May 24, 2022, Hill Path Capital III beneficially owned directly 152,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 152,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 152,500
4. Shared power to dispose or direct the disposition: 0

13

CUSIP No. 783332109

(c)	The transactions in the Shares by Hill Path Capital III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	Hill Path GP III
(a)	Hill Path GP III, as the general partner of Hill Path Capital III, may be deemed the beneficial owner of the 152,500 Shares owned by Hill Path Capital III.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 152,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 152,500
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP III has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Hill Path Capital III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Hill Path Investment Holdings III
(a)	Hill Path Investment Holdings III, as the managing member of Hill Path GP III, may be deemed the beneficial owner of the 152,500 Shares owned by Hill Path Capital III.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 152,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 152,500
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings III has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Hill Path Capital III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	Hill Path
(a)	Hill Path, as the investment manager of each of Hill Path Capital II and Hill Path Capital III, may be deemed the beneficial owner of the (i) 2,818,550 Shares owned by Hill Path Capital II and (ii) 152,500 Shares owned by Hill Path Capital III.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 2,971,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,971,050
4. Shared power to dispose or direct the disposition: 0

14

CUSIP No. 783332109

(c)	Hill Path has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Hill Path Capital II and Hill Path Capital III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
H.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 2,818,550 Shares owned by Hill Path Capital II and (ii) 152,500 Shares owned by Hill Path Capital III.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 2,971,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,971,050
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Hill Path Capital II and Hill Path Capital III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
I.	Mr. Ross
(a)	Mr. Ross, as the managing partner of each of Hill Path Investment Holdings II, Hill Path Investment Holdings III, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 2,818,550 Shares owned by Hill Path Capital II and (ii) 152,500 Shares owned by Hill Path Capital III.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 2,971,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,971,050
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Hill Path Capital II and Hill Path Capital III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

15

CUSIP No. 783332109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 24, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Hill Path Capital Partners II LP, Hill Path Capital Partners II GP LLC, Hill Path Investment Holdings II LLC, Hill Path Capital Partners III LP, Hill Path Capital Partners III GP LLC, Hill Path Investment Holdings III LLC, Hill Path Capital LP, Hill Path Holdings LLC and Scott I. Ross, dated May 24, 2022.

16

CUSIP No. 783332109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2022

Hill Path Capital Partners II LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings II LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital Partners III LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

17

CUSIP No. 783332109

Hill Path Capital Partners III GP LLC

By:	Hill Path Investment Holdings III LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings III LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross

18

CUSIP No. 783332109

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST 60 DAYS

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

HILL PATH CAPITAL PARTNERS II LP

42,307	$20.8396	04/07/2022
40,621	$20.7485	04/08/2022

HILL PATH CAPITAL PARTNERS III LP
150,000	$17.3419	05/20/2022
2,500	$16.0800	05/24/2022